EXPENSE LIMIT AND REIMBURSEMENT AGREEMENT made as of __________ __, 2000, between Pioneer Investment Management, Inc. ("PIM")and Pioneer Variable Contracts Trust (the "Trust") on behalf of the Trust's series Pioneer _________ VCT Portfolio (the "Portfolio").

WHEREAS PIM wishes to reduce the expenses of the Portfolio until the Portfolio achieves a certain level of assets; and

WHEREAS the Trust wishes to have PIM enter into such an agreement and is prepared to repay such expenses if the Portfolio subsequently achieves a sufficient level of assets;

NOW THEREFOR the parties agree as follows:

1) PIM agrees to reduce its fees or to reimburse the Portfolio for its ordinary operating expenses in order that the total expenses of the Portfolio (other than extraordinary expenses, such as litigation) with respect to Class I shares do not exceed _.__% per annum of average daily net assets attributable to Class I shares. PIM also agrees to reduce the portion the Portfolio's expenses attributable to Class II shares by the same number of basis points such expenses are reduced for Class I shares.

2) PIM may discontinue such expense limitation at any time by supplementing the Portfolio's prospectus prior to such discontinuance and by prior notice to the Board of Trustees of the Trust. Such limitation will terminate without any action by PIM in the event that the average net assets of the Portfolio for a period of 60 days are $__ million or more.

3) PIM shall keep a record of the amount of expenses for each class of shares that it waived or reduced pursuant to Section 1 hereof ("Prior Expenses"). If at any future date the total expenses of the Portfolio attributable to Class I shares are less than _.__% of average daily net assets attributable to Class I shares, PIM shall be entitled to be reimbursed for such Prior Expenses attributable to Class I shares, provided that such reimbursement does not cause the Portfolio's total expenses with respect to Class I shares to exceed _.__%. PIM shall also be entitled to reimbursement of the corresponding Prior Expenses attributable to Class II shares. If the Portfolio's total expenses subsequently exceed _.__%, the reimbursement of Prior Expenses shall be suspended and, if subsequent reimbursement of Prior Expenses shall be resumed to the extent that total expenses do not exceed _.__% (unless previously terminated by PIM), the limitation in Section 1 shall be applied. In any event, PIM shall not be entitled to reimbursement for any Prior Expense that was originally reduced or reimbursed by PIM more than three years earlier.

4) It is not intended by PIM or the Trust that the reimbursement agreement in
Section 3 is considered an obligation of the Portfolio unless and until the total expenses of the Portfolio attributable to Class I shares are less than _.__% of the Portfolio's average daily net assets. PIM understands that the Portfolio's total expenses may never be reduced to such level and there is no assurance that the Prior Expenses shall be reimbursed. In addition, the Trust shall have the right to terminate this Agreement, including the Portfolio's obligation to reimburse Prior Expenses, at


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any time upon notice to PIM. This Agreement automatically terminates without obligation by the Portfolio upon termination of the Portfolio's Management Contract between PIM and the Trust.

5) This Agreement shall be governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the __th day of 2000.


PIONEER VARIABLE CONTRACTS TRUST            PIONEER INVESTMENT
on behalf of                                MANAGEMENT, INC.
PIONEER ____________ VCT PORTFOLIO


BY:______________________________           BY:______________________________